UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

28 OCTOBER 2014

Commission File number 001-15246

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-189150 and 333-189150-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the nine months ended 30 September 2014, and is being incorporated by reference into the Registration Statement with File Nos. 333-189150 and 333-189150-01.

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the nine months ended 30 September 2014.

Statutory basis Statutory results are set out on pages 2 to 6.

Underlying basis

In order to present a more meaningful view of business performance, the results are presented on an underlying basis. The following items are excluded from underlying profit:

–  the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments;

–  the effects of certain asset sales, liability management and volatile items;

–  volatility relating to the insurance business and insurance gross up;

–  Simplification costs, TSB build and dual running costs;

–  payment protection insurance and other regulatory provisions; and

–  certain past service pensions items in respect of the Group’s defined benefit pension schemes.

Unless otherwise stated income statement commentaries throughout this document compare the nine months to 30 September 2014 to the nine months to 30 September 2013, and the balance sheet analysis compares the Group balance sheet as at 30 September 2014 to the Group balance sheet as at 31 December 2013.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.  Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of statements about the future business and economic environments in the United Kingdom (UK) and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; terrorist acts, geopolitical events and other acts of war or hostility, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the European Union (EU), the US or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EU State Aid obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies. Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in Lloyds Banking Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

LLOYDS BANKING GROUP PLC

KEY HIGHLIGHTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2014

Statutory profit of £1,614 million

•	Statutory profit before tax of £1,614 million (nine months to 30 September 2013: profit of £1,694 million)

•	Costs reduced by 5 per cent to £9,677 million

•	Reduction of 62 per cent in impairment charge to £866 million

Substantial increase in Group underlying profit

•	Underlying profit increased by 35 per cent to £5,974 million in the first nine months of 2014

•	Underlying income of £13,898 million in the first nine months, down 1 per cent

•	Net interest income up 11 per cent, driven by margin improvement

•	Costs reduced by 3 per cent to £6,907 million, and the impairment charge by 59 per cent to £1,017 million

Execution of balance sheet strategy

•	Lending growth in key customer segments, and deposit growth in relationship brands

•	Further TSB divestment of 11.5 per cent in the third quarter with shareholding now reduced to 50 per cent

•	Further reduction in assets outside of the Group’s risk appetite

Further progress in strengthening the capital position

•	Common equity tier 1 capital ratio increased to 12.0 per cent at the end of September 2014 from 10.1 per cent at the end of December 2013

•	Total capital ratio increased to 21.0 per cent from 18.5 per cent at 31 December 2013

Dividend

•	Discussions with the PRA regarding the resumption of dividend payments are ongoing

LLOYDS BANKING GROUP PLC

STATUTORY INFORMATION (IFRS)

CONSOLIDATED INCOME STATEMENT

	Nine months to 30 Sept 2014	Nine months to 30 Sept 2013
	£ million	£ million

Interest and similar income	14,492	15,961
Interest and similar expense	(6,402)	(10,989)
Net interest income	8,090	4,972
Fee and commission income	2,771	3,209
Fee and commission expense	(937)	(1,025)
Net fee and commission income	1,834	2,184
Net trading income	6,620	14,657
Insurance premium income	5,125	6,240
Other operating income	(126)	2,647
Other income	13,453	25,728
Total income	21,543	30,700
Insurance claims	(9,386)	(16,496)
Total income, net of insurance claims	12,157	14,204
Regulatory provisions	(2,000)	(1,325)
Other operating expenses	(7,677)	(8,892)
Total operating expenses	(9,677)	(10,217)
Trading surplus	2,480	3,987
Impairment	(866)	(2,293)
Profit before tax	1,614	1,694
Taxation	(222)	(1,414)
Profit for the period	1,392	280

Profit attributable to ordinary shareholders	1,144	256
Profit attributable to other equity holders	189	−
Profit attributable to equity holders	1,333	256
Profit attributable to non-controlling interests	59	24
Profit for the period	1,392	280

LLOYDS BANKING GROUP PLC

SUMMARY CONSOLIDATED BALANCE SHEET

	At 30 Sept 2014	At 31 Dec 2013
Assets	£ million	£ million

Cash and balances at central banks	46,991	49,915
Trading and other financial assets at fair value through profit or loss	153,654	142,683
Derivative financial instruments	32,715	33,125
Loans and receivables:
Loans and advances to banks	21,401	25,365
Loans and advances to customers	492,744	495,281
Debt securities	1,292	1,355
	515,437	522,001
Available-for-sale financial assets	52,594	43,976
Other assets	54,974	55,330
Total assets	856,365	847,030

Liabilities
Deposits from banks	11,154	13,982
Customer deposits	445,389	441,311
Trading and other financial liabilities at fair value through profit or loss	66,175	43,625
Derivative financial instruments	30,741	30,464
Debt securities in issue	79,345	87,102
Liabilities arising from insurance and investment contracts	112,621	110,758
Subordinated liabilities	25,220	32,312
Other liabilities	38,018	48,140
Total liabilities	808,663	807,694

Shareholders’ equity	41,179	38,989
Other equity instruments	5,329	−
Non-controlling interests	1,194	347
Total equity	47,702	39,336

Total equity and liabilities	856,365	847,030

LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) PERFORMANCE

Review of results
The Group recorded a profit before tax of £1,614 million for the nine months to 30 September 2014, a decrease of £80 million, or 5 per cent, compared to the profit before tax of £1,694 million for the nine months to 30 September 2013. The results in both periods have been significantly affected by one-off items.

Total income, net of insurance claims, decreased by £2,047 million, or 14 per cent, to £12,157 million for the nine months to 30 September 2014 from £14,204 million in the nine months to 30 September 2013.

In April 2014, the Group completed concurrent Sterling, Euro and Dollar exchange offers with holders of certain series of its Enhanced Capital Notes (ECNs) to exchange the ECNs for new Additional Tier 1 (AT1) securities. In addition, the Group completed a tender offer to eligible retail holders outside the United States to sell their Sterling-denominated ECNs for cash. The exchange offers completed with the equivalent of £4.0 billion of Sterling and Euro ECNs and approximately US$1.6 billion of US Dollar ECNs being exchanged for approximately £5.35 billion of AT1 securities. The retail tender offer completed with approximately £58.5 million of ECNs being repurchased for cash. A loss of £1,362 million has been recognised in relation to these exchange and tender transactions in the nine months to 30 September 2014. This has been partly offset by a gain of £128 million on the sale of Scottish Widows Investment Partnership which completed during the period.

During the first nine months of 2013, the Group had recognised a gain of £433 million following the sale of part of its shareholding in St. James’s Place plc and gains of £1,324 million on the sale of portfolios of US residential mortgage-backed securities and government bonds, partly offset by a loss of £256 million on the sale of the Group’s Spanish retail banking operations and a loss of £332 million related to the sale of the Group’s German life assurance business.

Adjusting for these items total income, net of insurance claims, was £356 million, or 3 per cent, higher at £13,391 million, compared to £13,035 million in the nine months to 30 September 2013.

Net interest income increased by £3,118 million, or 63 per cent, to £8,090 million in the nine months to 30 September 2014 compared to £4,972 million in the same period in 2013.  This increase reflected a decrease of £2,345 million in the charge within net interest income for amounts allocated to unit holders in Open-Ended Investment Companies, from £2,708 million in the nine months to 30 September 2013 to £363 million in the nine months to 30 September 2014 reflecting lower investment returns in this period.  Excluding this charge, net interest income was £773 million, or 10 per cent, higher at £8,453 million in the nine months to 30 September 2014 compared to £7,680 million in the same period in 2013. There has been a reduction in average interest-earning assets reflecting the rationalisation of the Group’s balance sheet, only partly offset by the impact of loan growth in targeted customer segments. However, there has been continued improvement in the net interest margin, driven by improved deposit pricing and lower funding costs, partly offset by continued pressure on asset prices, principally in the mortgages segment. The net interest margin in the first nine months of 2014 also benefited from the replacement of the Group’s ECNs with Additional Tier 1 (AT1) securities, as the coupons on the AT1 securities are reported as distributions from equity reserves rather than within net interest income.

After adjusting for the one-off items referred to above, other income net of insurance claims decreased by £2,762 million, or 34 per cent, to £5,301 million in the nine months to 30 September 2014, compared to £8,063 million in the same period in 2013.  This principally reflects reduced investment returns on unit-linked products consolidated via Open-Ended Investment Companies as a result of relatively subdued markets and also a reduction in the number of vehicles consolidated, in part as a consequence of the sale of Scottish Widows Investment Partnership.  Net fee and commission income was also £350 million, or 16 per cent, lower at £1,834 million in the nine months to 30 September 2014 compared to £2,184 million in the nine months to 30 September 2013, as a result of the impact of the sale of the Group’s majority investment in St. James’s Place plc in 2013.

Total operating expenses decreased by £540 million, or 5 per cent, to £9,677 million in the nine months to 30 September 2014 compared to £10,217 million in the nine months to 30 September 2013.  On 11 March 2014 the Group announced a change to its defined benefit pension schemes to freeze pensionable pay with effect from 2 April 2014.  The effect of this change was to reduce the Group's retirement benefit obligations recognised on the balance sheet by £843 million with a corresponding curtailment gain recognised in the income statement.

LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) PERFORMANCE (continued)

The Group charged a total of £2,000 million in respect of regulatory provisions in the nine months to 30 September 2014, compared to £1,325 million in the same period in 2013.  The Group increased the provision for expected PPI costs by a further £1,500 million in the nine months to 30 September 2014. This brings the total amount provided to £11,325 million, of which approximately £2,450 million relates to anticipated administrative expenses and £2,546 million, or 22 per cent of the total provision, remained unutilised as at 30 September 2014. Total costs incurred in the first nine months of 2014 were £1,761 million and included £460 million of administration costs.

In July 2014, the Group reached settlements totalling £217 million (at 30 June 2014 exchange rates) with UK and US authorities regarding the manipulation of submissions to the British Bankers’ Association London Interbank Offered Rate and Sterling Repo Rate between 2006 and 2009, as well as the associated systems and control failings, and in addition, the Group has paid nearly £8 million to the Bank of England to compensate for underpaid fees; these costs have been recognised in the results for the nine months to 30 September 2014.  A further provision of £50 million has been made relating to the past sale of interest rate hedging products to certain small and medium-sized businesses and an additional £225 million has been charged in respect of a limited number of matters affecting the Retail division.

Excluding regulatory provisions and the curtailment gain, total operating expenses decreased by £372 million, or 4 per cent, to £8,520 million in the nine months to 30 September 2014 compared to £8,892 million in the nine months to 30 September 2013.  Costs have been reduced as a result of savings from simplification initiatives and the reduction in the portfolio of assets which are outside of the Group’s risk appetite; although these factors were partly offset by increased investment in the business.  Simplification programme costs were £42 million higher at £650 million in the nine months to 30 September 2014, but this increase was more than offset by a reduction of £172 million in TSB build and dual-running costs.

Impairment losses decreased by £1,427 million, or 62 per cent, to £866 million in the nine months to 30 September 2014 compared to £2,293 million in the nine months to 30 September 2013. The reduction reflects the Group’s effective portfolio management, the improving economic conditions and the continued low interest rate environment.

The tax charge for the nine months to 30 September 2014 was £222 million (nine months to 30 September 2013: £1,414 million), reflecting a lower effective tax rate than the UK corporation tax rate largely as a result of tax exempt gains on sales of businesses and a lower deferred tax liability in respect of the value of in-force assets for the life business.

On the balance sheet, total assets were £9,335 million, or 1 per cent, higher at £856,365 million at 30 September 2014, compared to £847,030 million at 31 December 2013. Loans and advances to customers decreased by £2,537 million, or 1 per cent, from £495,281 million at 31 December 2013 to £492,744 million at 30 September 2014; growth in mortgages, small business lending and UK consumer finance was more than offset by the reduction in the portfolio of assets outside of the Group’s risk appetite. An increase of £10,971 million in trading and other financial assets at fair value through profit or loss and an increase of £22,550 million in trading and other financial liabilities at fair value through profit or loss reflect increased customer-driven activity in repurchase agreements and reverse repurchase agreements. Customer deposits increased by £4,078 million, or 1 per cent, to £445,389 million at 30 September 2014 compared to £441,311 million at 31 December 2013, with growth in relationship deposits partly offset by a reduction in tactical brands. Debt securities in issue were £7,757 million, or 9 per cent, lower at £79,345 million at 30 September 2014 compared to £87,102 million at 31 December 2013. Subordinated liabilities were £7,092 million, or 22 per cent, lower at £25,220 million compared to £32,312 million at 31 December 2013 largely as a result of the exchange of Enhanced Capital Notes for Additional Tier 1 securities which are recorded in equity.

Total equity increased by £8,366 million, or 21 per cent, from £39,336 million at 31 December 2013 to £47,702 million at 30 September 2014 as a result of the issue of £5,329 million of Additional Tier 1 Securities (offsetting the reduction in subordinated liabilities), the proceeds of the minority investment in TSB, the profit attributable to equity shareholders and positive valuation movements in the available-for-sale revaluation reserve and the cash flow hedging reserve, more than offsetting the impact of a small negative post-retirement defined benefit scheme remeasurement.

LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) PERFORMANCE (continued)

The Group's PRA transitional common equity tier 1 (CET1) capital ratio increased to 12.0 per cent at the end of September 2014 from 10.3 per cent at the end of December 2013 (restated to reflect the impact of CRD IV rules as at 1 January 2014 and adjusted to include the benefit of the sales of Heidelberger Leben, Scottish Widows Investment Partnership and the Group’s 50 per cent stake in Sainsbury’s Bank), principally driven by the retained profit for the period, further dividends from the insurance business and a reduction in risk-weighted assets.

The Group announced on 27 October 2014 that it had met all the capital benchmarks set out in the EU-wide stress test conducted by the European Banking Authority (EBA). In the adverse scenario the Group’s estimated CET1 ratio, using the CRD IV transitional rules as implemented in the UK by the PRA, falls from 10.2 per cent at 31 December 2013 to 6.2 per cent at 31 December 2016. The Group is not required to take any action as a result of this stress test and will continue to ensure that its robust capital position is maintained. The stress tests were calculated using a prescribed and standardised methodology and are based on a static balance sheet as at 31 December 2013.

The CRD IV rules as implemented in the UK are significantly more onerous than the minimum transitional rules allowed for in CRD IV and generally applied across other European jurisdictions in the EBA stress test.  If the Group’s results were restated on that basis then its CET1 ratio would start at 13.8 per cent at 31 December 2013 and fall to around 9.6 per cent at 31 December 2016 in the adverse scenario.

Due to the materially different approaches to transitional phasing of CRD IV rules across Europe, the EBA have also disclosed the results on a CRD IV fully loaded basis for comparability purposes.  The Group’s result on this basis is a CET1 ratio of 6.0 per cent in 2016.

Given the results are based on a static balance sheet; the significant progress made by the Group in 2014 is not reflected on either a transitional or fully loaded basis.  In the first half of 2014 the Group generated a 1 per cent increase in its CET1 ratio from underlying earnings growth and de-risking of the balance sheet with further progress seen through the third quarter.  The Group has also issued Additional Tier 1 contingent capital in the first half of 2014 which, if it were included, would contribute around a further 2 per cent to the CET1 ratio in the stress scenario.

The PRA continues to monitor UK banks against its own stress scenarios, which contain material methodology differences to those of the EBA test. This limits the ability to draw direct comparisons between the two. The results of the PRA stress test will be disclosed on 16 December 2014.

LLOYDS BANKING GROUP PLC

PERFORMANCE ON AN UNDERLYING BASIS

Underlying results
On an underlying basis, the Group’s profit before tax increased by £1,548 million, or 35 per cent, to £5,974 million in the first nine months of 2014, compared to £4,426 million in the same period in 2013.

Underlying income in the first nine months of 2014 decreased when compared to the same period in 2013, principally as a result of the one-off gain on the sale of shares in St. James’s Place plc in that period; adjusting for this, total underlying income was higher than in the first nine months of 2013.

Net interest income was higher than in the first nine months of 2013. The impact of a reduction in average interest-earning assets, reflecting the rationalisation of the Group’s balance sheet, was more than offset by the benefit of an increase in net interest margin. The increase in margin arising from improved deposit pricing, and lower funding costs was partially offset by continued pressure on asset pricing principally in the mortgages sector.

Other income, net of insurance claims, decreased in the first nine months of 2014 when compared to the first nine months of 2013. This decrease largely reflects the impact of the sale of St. James’s Place plc in 2013, together with challenging market conditions in Commercial Banking, the impact of regulatory changes in the pensions market and the effect of other business disposals.

Total costs decreased in the first nine months of 2014 when compared to the first nine months of 2013. These cost reductions were primarily driven by savings identified through the Group’s Simplification programme and the impact of business disposals, partly offset by increased investment in the business.

The Group continued to experience reductions in the impairment charge in the first nine months of 2014. The impairment charge in this period was lower than the charge in the first nine months of 2013 as a result of effective risk management, improving economic conditions and the continued low interest environment.

Reconciliation of underlying profit to statutory profit before tax

	Nine months to 30 Sept 2014	Nine months to 30 Sept 2013
	£m	£m

Underlying profit	5,974	4,426
Asset sales	79	(637)
Sale of government securities	−	786
Liability management	(1,378)	(97)
Own debt volatility	264	(167)
Other volatile items	(50)	(243)
Volatility relating to the insurance business	(197)	637
Fair value unwind	(471)	(91)
Simplification and TSB costs	(1,064)	(1,194)
Payment protection insurance provision	(1,500)	(1,250)
Other regulatory provisions	(500)	(75)
Past service pensions credit (charge)	710	(104)
Amortisation of purchased intangibles	(253)	(297)
Profit before tax – statutory	1,614	1,694

LLOYDS BANKING GROUP PLC

PERFORMANCE ON AN UNDERLYING BASIS (continued)

Asset sales
The net gain from asset sales of £79 million includes a gain of £122 million from the sale of Scottish Widows Investment Partnership, offset by a number of small losses from other disposals. This compares to a net loss in the first nine months of 2013 of £637 million which included a loss of £256 million related to the sale of the Group’s operations in Spain and a charge of £332 million in respect of the sale of Heidelberger Leben, the Group’s German insurance business.

Sale of government securities
In the first nine months of 2013 the Group recognised £786 million of gains on the sale of government securities. There were no such gains in the first nine months of 2014.

Liability management
In March and April of 2014, the Group issued £5.35 billion of AT1 securities in exchange for £5.0 billion (nominal) of ECNs giving rise to liability management losses of £1,362 million. As a result of the exchange the Group was the first European bank to meet its AT1 requirement under the new capital framework established under CRD IV and improved its leverage ratios. Losses of £16 million arose in the nine months to 30 September 2014 (nine months to 30 September 2013: £97 million) on other transactions undertaken as part of the Group’s management of its wholesale funding and capital.

Own debt volatility
Own debt volatility includes a gain of £276 million (nine months to 30 September 2013: charge of £169 million) relating to the change in fair value of the equity conversion feature of the Enhanced Capital Notes. Own debt volatility also includes a gain relating to the change in fair value of the small proportion of the Group’s wholesale funding which was designated at fair value at inception.

Other volatile items
Other volatile items includes the change in fair value of interest rate derivatives in the banking book not mitigated through hedge accounting, resulting in a charge of £109 million (a charge of £210 million was incurred in the first nine months of 2013). Other volatile items also include a positive net derivative valuation adjustment of £59 million (nine months to 30 September 2013: a charge of £33 million), reflecting movements in the market implied credit risk associated with customer derivative balances.

Volatility relating to the insurance business
The Group’s statutory profit before tax is affected by insurance volatility caused by movements in financial markets generating a variance against expected returns, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge. Volatility relating to the insurance business reduced the Group’s statutory profit by £197 million in the first nine months of 2014, principally reflecting lower than expected returns on equity markets and cash investments. This compares to positive insurance volatility of £637 million in the first nine months of 2013 that was driven by strong equity market performance in the period.

Fair value unwind
The fair value unwind was a net charge of £471 million in the first nine months of 2014 compared with a net charge of £91 million in the nine months to 30 September 2013. The charge largely relates to the subordinated debt acquired as part of the HBOS acquisition in 2009.

Simplification and TSB costs
Simplification programme costs were £650 million and the total spent on the programme to the end of September 2014 was £2,341 million out of a total expected to be expensed of around £2.4 billion. The programme has delivered annual run-rate savings of £1.9 billion and is expected to realise £2.0 billion by the end of the year.

In September, the Group sold a further 11.5 per cent holding in TSB. Following the completion of the sale, the Group now holds 50 per cent of TSB’s ordinary shares. TSB build and dual running costs in the first nine months were £197 million and £217 million, respectively.

LLOYDS BANKING GROUP PLC

PERFORMANCE ON AN UNDERLYING BASIS (continued)

Payment protection insurance (PPI)
During the quarter, the Group has increased the PPI provision by £900 million, due to increased reactive complaints and expected increased remediation and uphold rates.

Average weekly PPI reactive complaint volumes are down 18 per cent on the same quarter last year but marginally higher than last quarter and expectations. As a result of this trend in reactive complaint volumes, the Group has modelled and re-estimated a higher level of total future complaints, and consequently, an increase in future redress payments and associated administration costs of approximately £660 million. Since the end of the third quarter, we have seen a fall in complaint levels. However, the provision remains sensitive to future trends; as an example, were reactive complaint levels in the fourth quarter to remain broadly in line with the third quarter then the revised modelled total complaints would increase the provision by approximately £600 million.

The charge in the quarter also reflects expected increased remediation and a marginally higher uphold rate which accounts for approximately £240 million. The £900 million increase brings the total amount provided for PPI to £11,325 million (of which approximately £2,450 million relates to administration costs) with £2,550 million unutilised. Total costs incurred in the three months to 30 September 2014 were £622 million, including £156 million of administration costs which was in line with expectations.

As previously outlined, the Group anticipates that the cash spend will remain around current levels per month until the end of the second quarter next year when the past business review and remediation activity will be substantially complete. At that time, the Group expects the monthly costs to be substantially lower and predominantly in relation to reactive complaints.

The PPI provision represents the Group’s best estimate of total costs but a number of risks and uncertainties remain, in particular as outlined above, the total expected future complaint volumes.

Other regulatory provisions
In late July 2014, the Group reached settlements totalling £217 million (at 30 June 2014 exchange rates) with the UK Financial Conduct Authority (FCA), the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DoJ) regarding the manipulation of submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate between 2006 and 2009, as well as the associated systems and control failings. In addition to these regulatory settlements, the Group paid nearly £8 million to the Bank of England to compensate for fees that were underpaid as a direct consequence of the manipulation of the Sterling Repo Rate in 2008 and 2009. All of these costs have been recognised in the results for the nine months to 30 September 2014.

A further provision of £50 million has been made relating to the past sale of interest rate hedging products to certain small and medium-sized businesses. This brings the amount provided to £580 million, of which £218 million relates to administration costs and £85 million remained unutilised as at 30 September 2014. In addition, a further charge of £225 million has been made in respect of a limited number of matters affecting the Retail division, including potential remediation in relation to legacy sales of investment and protection products and historic systems and controls governing legacy incentive schemes.

Past service pensions credit (charge)
The Group has reviewed its defined benefit pension arrangements as part of a wider review of the pay, benefits and reward it offers to employees. As a result, the Group decided to freeze pensionable pay with effect from 2 April 2014. This change and other actions, which are expected to result in a reduced level of volatility in the value of the Group’s defined benefit pension schemes in the future, resulted in a £710 million credit in the income statement in the nine months to 30 September 2014.

LLOYDS BANKING GROUP PLC

PERFORMANCE ON AN UNDERLYING BASIS (continued)

Amortisation of purchased intangibles
A total of £4,650 million of customer-related intangibles, brands, core deposit intangibles and purchased credit card relationships were recognised on the acquisition of HBOS in 2009 and these are being amortised over their estimated useful lives, where this has been determined to be finite. This has resulted in a charge of £253 million in the nine months to 30 September 2014 (nine months to 30 September 2013: £297 million).

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income. The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased and the core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates.

LLOYDS BANKING GROUP PLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ G Culmer
Name:	George Culmer
Title:	Chief Financial Officer

Dated:	28 October 2014